SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Airport

Schiphol Boulevard 217

1118 BH Schiphol, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K/A for the month of January 2013

Explanatory Note: The sole purpose of this amendment on Form 6-K/A is to correct two errors that appeared in presentation slide 32 in the News Release entitled, “CNH Full Year 2012 Net Sales of $19.4 Billion, Net Income Before Restructuring and Exceptional Items Up 28%”, included as Exhibit 1 to the Form 6-K that was furnished to the Securities and Exchange Commission by CNH Global N.V. on January 31, 2013. In the Credit Lines and Total Debt table contained in presentation slide 32, Committed Lines with Third Parties for the year ended December 31, 2012 has been changed from $1,024 billion to $1,138 million. Additionally, $657 million included in the Uncommitted Lines with Third Parties category at December 31, 2012 has been reclassified to the Assets-Backed Facilities category. The corrected presentation slide is furnished as Exhibit 99.1 to this Form 6-K/A. Except as set forth above, there are no other changes to the News Release dated January 31, 2013.

List of Exhibits:

Exhibit 99.1	CNH Global N.V. Fourth Quarter and Full Year 2012 Conference Call Deck – Presentation Slide 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Pablo Di Si
Pablo Di Si
Chief Financial Officer

February 12, 2013